Mail Stop 4561

July 17, 2008

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

     Re: **Behringer Harvard REIT I, Inc.**
             Form 10-K for the year ended 12/31/2007
             Filed on 3/31/2008
             File No. 000-51293

Dear Mr. Gary S. Bresky:

      We have reviewed your response letter dated June 30, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 12 – Stockholders' Equity

Capitalization, page F-19

1.   We have reviewed your response to comment 2 and note the board issued the convertible stock at an agreed upon nominal price. However, it is not clear whether this agreed upon value represents fair value under generally accepted accounting principles. Please advise us, and to the extent the difference between fair value and the nominal value assigned is not material disclose that fact.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief